                              (GRAPHIC OF CRAYONS)

                               DECIDEDLY DIFFERENT.

                            (WEST BANCORPORATION LOGO)

                               2006 ANNUAL REPORT

                         (GRAPHIC OF BANANAS AND APPLE)

                          A DECIDEDLY DIFFERENT YEAR.

                              SHAREHOLDERS' LETTER

Dear Shareholder:

2006 was not a good year for your Company. A combination of factors produced a drop in net income, from 2005 to 2006, for only the second time in the last 22 years. While we are not pleased with these results, we have taken steps to minimize the impact of the factors we cannot control and to control those we can.

Net income for the Company was $19,407,000 or $1.11* per share, down 3.33% from $20,075,000 or $1.14* per share in 2005. Return on average equity was 18.08% and return on average assets was 1.49%. The overall efficiency ratio was 43.42%, while the efficiency ratio for our West Bank subsidiary was 33.15%.

The biggest driver of the Company's net income is the net interest income produced by West Bank. Net interest income is the difference between the income West Bank earns from loans and investments and the expense it pays on deposits and borrowings. Net interest income was $39,067,000 in 2006 versus $38,373,000 in 2005. The low rate of growth in West Bank's net interest income was primarily the result of the inverted yield curve and the increase in competition in the Bank's core markets.

The inverted yield curve began to appear following the start of the Federal Reserve's most recent quest to control inflation with an increase in the targeted federal funds rate of .25% on June 30, 2004. Since then, the federal funds rate has been increased 16 times, raising the rate from 1.25% to the current rate of 5.25%. This rate is the benchmark for banks' prime rate, and other lending and saving rates. At the same time short term rates were increasing, the decline in the value of the dollar and a surplus of cash in several developing countries combined to create an unprecedented amount of foreign investment in U.S. Treasury securities, causing intermediate rates to remain near all time low levels. We see no signs the Federal Reserve will significantly reduce the federal funds rate in the near future nor do we see any indication that the current level of foreign investment in the U.S. will abate. To offset as much of the impact from the inverted yield curve as possible, we will continue to grow the Bank's loan portfolio and reduce its investment portfolio which will produce higher interest income. We will also reduce the leverage in the Bank's balance sheet and pursue the lowest cost funding from sources that are consistent with our core business practices.

Competition from banks increased in both the metropolitan Des Moines and Iowa City-Coralville markets. New banks and branches of existing banks moved into these two areas at a faster pace than in any other market in Iowa. Increased competition in banking brings with it pressure on loan and deposit pricing, and pressure to lower credit quality. The former is good for the consumer unless it becomes excessive. The latter is never good.

*    Adjusted for the effect of the 5% stock dividend paid August 14th, 2006.

Our long-term success will not come from resorting to lower credit quality or excessive pricing to meet the increased competitions, but from continuing to address the needs of our clients with solutions for their banking needs, and working in partnership with each of our four stakeholders.

OUR SHAREHOLDERS. We paid a cash dividend of $.625 per share plus a 5% stock dividend for an annual dividend yield of 3.52% based on the year-end closing stock price of $17.78. The total return on an investment in our stock from January 1, 2006, through December 31, 2006, was 3.3%, compared to the total return of the SNL Midwest Bank Index of 15.6%.

OUR EMPLOYEES. In 2006, we installed an online electronic teller system in each of our branches. This system allows our tellers to serve our clients better with fewer errors, and immediately posts a client's transaction to the account. We relocated our East branch from Hubbell Avenue to East 25th and Euclid. The new branch is in a more convenient location, has expanded drive-up facilities and has an updated, more efficient interior. Our employees and clients have given us great reviews on the change. Through our Employee Savings and Stock Ownership Plan, approximately 35% of our employees are also shareholders in the Company. Our employee-owners are some of the greatest advocates for the success of the Company.

In 2006 we celebrated, with sadness, the retirement of two long-time West Bank employees. Dave Milligan and Joyce Chapman both retired after stellar careers at West Bank. Dave began working at West Bank in 1980 and worked as a trust officer, commercial banker, CEO of the Bank and, most recently, Vice Chairman and General Counsel. We will miss his business insight and counsel. Joyce started at the Bank in 1971. During her career she worked as auditor, cashier, Executive Vice President for administration and Executive Director of the West Bancorporation Foundation. Joyce never missed an opportunity to promote West Bank and gave generously of her time for the betterment of the community. We will miss her banking savvy and the spirit she brings to everything she does.

OUR CLIENTS. We introduced new depository and treasury management products in 2006 to better manage the money of our clients. The relationships we have with the clients profiled in this annual report, IMT Insurance Company, LaMair-Mulock-Condon Insurance, the Coralville Marriott Hotel & Conference Center, and the City of Coralville, Iowa, are typical of the close relationships we have with our many clients. Each of these clients represents a business for which we provide a variety of financial solutions, ranging from construction financing to treasury management to asset management. These and the other thousands of West Bank and WB Capital Management clients are the reasons we love what we do.

OUR COMMUNITY. In 2006 the West Bancorporation Foundation funded 71 charitable grants totaling $247,500. Several community projects were accomplished as our employees contributed approximately 10,000 hours to community service in our central and eastern Iowa markets.

We completed the merger of VMF Capital and Investors Management Group on October 1 into a single registered investment advisor named WB Capital Management Inc. WB Capital has approximately $4.4 billion of assets under management. The merger was a success due to a lot of hard work by many of our WB Capital employees. The process took more people time than we estimated, which caused our business development and client retention efforts to falter during the first three quarters of the year. As a result, WB Capital under-performed financially during 2006, which contributed to our overall drop in net income. With the merger behind it, the WB Capital team increased new assets under management during the fourth quarter and began working on new product offerings for 2007.

2006 was a challenging year for the company, and we believe 2007 will present similar challenges. We will succeed by remaining true to our fundamental business principles in banking and asset management. The credit quality of the bank's loans remained good in 2006 as evidenced by our net charge-offs, past due loans, and non-accrual loans compared to our peers. We intend to have the same quality in the loans the bank makes in 2007. WB Capital has taken steps to improve the performance of several of its investment styles and to introduce a new product for investors in 2007. We remained expense-conscious in all business lines in 2006, with an efficiency ratio which ranks us among the top 25 most efficient bank holding companies in the country. Our 2007 success will be as a low-cost provider of high-quality financial solutions to our bank and asset management clients.

All of us at West Bank and WB Capital look forward to delivering exceptional service and financial solutions to our clients, and providing the financial results you, our shareholders, expect.

Very truly yours,


/S/ Thomas E. Stanberry
-------------------------------------
Thomas E. Stanberry
Chairman, President and Chief
Executive Officer

(PHOTO OF THOMAS E. STANBERRY)

                               (GRAPHIC OF BALLS)

                          Decidedly Different Partners.

                            CUSTOMER SUCCESS STORIES

(WBCAPITAL MANAGEMENT INC. LOGO)

IMT Insurance

WB Capital Rises to a Good Challenge

When IMT Insurance Company began working with WB Capital Management Inc. (then known as Investors Management Group), the investment company knew little about the insurance industry. "We might have been one of its first insurance company customers. There's a big learning curve there because our business is different than manufacturing or industrial firms," said Newell Hart, vice president, secretary, and treasurer for IMT. "If there's a bad hail storm or tornado that goes through the state on a Wednesday, by Monday we'd need quite a bit of cash."

Jeff Lorenzen, president and chief investment officer of WB Capital, has worked with IMT since 1992. "IMT had the confidence to work with us as one of the first insurance companies we served," Lorenzen says. Over the years, WB Capital vastly increased its level of expertise in serving the insurance industry and now, says Hart, the company is making recommendations to IMT. "We now have the tools, expertise, and capacity to serve any size insurance company," says Lorenzen.

Personalized service, locality, and team effort are qualities of WB Capital that keep Richard Keith, president and CEO of IMT, a happy customer. "We like being recognized as a good customer. And they listen well," Keith adds. Laurie Mardis, fixed income portfolio manager for WB Capital, works with the company on a day-to-day basis, and Keith says he appreciates her professionalism and knowledge, but also her sense of humor. "They've always worked very well as a team."

The companies have watched and helped each other grow, says Lorenzen. IMT was a smaller insurance company when it began working with WB Capital, and WB Capital had little insurance experience. But through the years, both companies have expanded and learned a great deal from one another. "It's been a win-win situation for both organizations," Lorenzen says.

                                     (PHOTO)

From Back to Front: Richard Keith, CEO, IMT - Laurie Mardis, Senior Vice President, WB Capital, Jeff Lorenzen, President & Chief Investment Officer, WB Capital - Newell Hart, Vice President, IMT

(WEST BANK LOGO)

LMC Insurance

Shared Values, Adaptability Fosters
Strong Business Relationship

Greg LaMair says the success of LaMair-Mulock-Condon's (LMC's) business relationship with West Bank has everything to do with adaptability. "As we've grown, West Bank has grown, and has continued to adapt to our needs," says LaMair, president of LMC. LaMair credits West Bank's local presence and experienced, knowledgeable staff with keeping LMC a long-time, loyal customer.

LMC has provided property and casualty insurance, employee benefits and risk management services to businesses and individuals since 1865. For more than 15 years, LMC has used a variety of West Bank services to help the business grow, from acquisition financing and stockholder loans when the company had a transition in ownership, to everyday banking services.

LMC is one of West Bank's largest depository customers and uses several cash management services. Paige Sterling-Sitroneto, first vice president of treasury management, says LMC uses eCorp for treasury information reporting, online transfers, online stop payments, domestic and foreign wire transfers, and direct deposit of payroll. They also utilize various short, and long-term investment solutions, and are new users of eDeposit for electronic deposits.

"LMC is easy to work with because of the good people on its staff," Sterling-Sitroneto says. "Once you train them on a product, they just run with it."

Kevin Smith, senior vice president for West Bank, has worked with LMC for the last six years making certain the company's needs are met. "He makes us feel like he's always looking out for us and ensuring that we're taking advantage of all the products they have available," says Mark Lyons, vice president of LMC. But he says there are many other West Bank employees who support LMC. "Over the years we have developed relationships with a number of West Bank employees. The trait they share is a commitment to customer service. It's nice to know we are always able to reach someone who can respond promptly to any immediate needs that may arise."

A shared business philosophy has also helped LMC and West Bank build a mutual respect over the years, says Lyons. "I believe people like to do business with people like themselves," he says. "We focus on client service, integrity, team environment, and providing top quality services. West Bank appears to have those same goals." Kevin Smith says it's because of these common values that the companies have referred business to one another. "We conduct business-to-business meetings with them, connecting individuals here with individuals there in the spirit of sharing business concepts. We help each other in that respect," Smith says.

                                     (PHOTO)

    From Back to Front: Greg LaMair - President, LMC - Roger Hoyt - CEO, LMC Mark Lyons - Vice President, LMC - Kevin Smith - Senior Vice President,
                                   West Bank
    Paige Sterling-Sitroneto - First Vice President of Treasury Management,
                                   West Bank

(WEST BANK LOGO)

Coralville Marriott
HOTEL & CONFERENCE CENTER

Building Lasting Relationships

Coralville Mayor Jim Fausett says his association with Lynn Rowat, West Bank Eastern Iowa market president, started long before the bank opened its Coralville branch. "I've lived in Coralville a long time. I had previously known Lynn and his family and had occasionally worked with him on other city events," Fausett says. But it was after West Bank opened branches in the Iowa City/Coralville area that Fausett and Rowat established a significant business partnership.

In August of 2006, the City of Coralville opened the new Coralville Marriott Hotel and Conference Center. Developed by the City and managed by Marriott, the hotel and conference center features 60,000 square feet of event space, 30,000 square feet of exhibit halls, and 286 guest rooms. Aside from the impressive modern interior, the hotel and conference center also offers walking trails, an indoor pool, 24-hour health club, and the unique Iowa Writers Library.

The City worked with West Bank, which partnered with 33 other banks to provide $54 million in construction financing for the new hotel and conference center. West Bank served as the lead bank, taking care of administrative functions such as processing payments and paying contractors. The loan process involved substantial efforts between West Bank, city council members, city administrators, and the Coralville Hospitality Corporation.

"Lynn provided very valuable assistance in those meetings," Mayor Fausett comments. "Any time you're dealing with financials, you have to have someone involved who is willing to take a little bit of risk and willing to step up and explain the process." Fausett goes on to explain that Rowat was confident in advising on certain areas of the planning process. "My background is not in financials, so we felt that he provided the expertise we needed," Fausett says.

West Bank has also been involved in many community events taking place both before and after the hotel and conference center opened. "They've been very supportive of everything, including promoting the hotel," says Jeff Peller, general manager of the Coralville Marriott Hotel and Conference Center. "They exhibited all of the architectural renderings in the bank for a few months before the hotel opened so people could come see what it would look like. They've also supported events held in the hotel since it opened," Peller adds.

Mayor Fausett believes that while West Bank has the same regimens other banks must follow, West Bank works within its means to provide customer service that goes above and beyond. "West Bank employees have gone out of their way to do what they can to provide service within their rules and regulations," he says. "It's been a fantastic partnership."

                                     (PHOTO)

       From Back to Front: Justin Hannah - Director of Marketing, Marriott
              Lynn Rowat - Eastern Iowa Market President, West Bank
                 Kelly Hayworth - City Administrator, Coralville
    Jim Fausett - Mayor, Coralville - Jeff Peller - General Manager, Marriott
                  Tom Cilek - Senior Vice President, West Bank

                           (GRAPHIC OF PENCILS & PEN)

                         Decidedly Different Leadership.

                         DIRECTORS & EXECUTIVE OFFICERS

                              (PHOTO OF DIRECTORS)

West Bancorporation Board of Directors

(1) Audit Committee

(2) Compensation Committee

(3) Nominating & Corporate Governance Committee

1    ROBERT G. PULVER (2, 3)
     President & CEO, All State Industries, Inc.

2    THOMAS E. STANBERRY
     Chairman, President & CEO

3    ORVILLE E. CROWLEY (2)
     President, Linden Lane Farms

4    JACK G. WAHLIG (1, 3)
     President, Integrus Financial, L.C.

5    FRANK W. BERLIN (2)
     President, Frank W. Berlin & Associates

6    MICHAEL A. COPPOLA
     President, Coppola Enterprises, Inc.

7    STEVEN G. CHAPMAN (3)
     Chairman & CEO, ITAGroup, Inc.

8    CONNIE WIMER (1)
     Publisher, Business Publications

9    GEORGE D. MILLIGAN (1, 2)
     President, The Graham Group, Inc.

                          (PHOTO OF EXECUTIVE OFFICERS)

Executive Officers

1    BRAD L. WINTERBOTTOM
     Executive Vice President

2    THOMAS E. STANBERRY
     Chairman, President & CEO

3    SHAREN K. SURBER
     Executive Vice President, West Bank

4    DOUGLAS R. GULLING
     Executive Vice President & Chief Financial Officer

5    JOYCE A. CHAPMAN (Retired)
     Executive Vice President, West Bank

6    SCOTT D. ELTJES
     CEO, WB Capital Management Inc.

7    JEFFERY D. LORENZEN
     President & Chief Investment Officer, WB Capital Management Inc.

                               (GRAPHIC OF COINS)

                          Decidedly Different Results.

                              FINANCIAL HIGHLIGHTS

                    West Bancorporation, Inc. & Subsidiaries

FINANCIAL HIGHLIGHTS            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  2006         2005         2004         2003        2002
                               ----------   ----------   ----------   ----------   --------
YEAR-END BALANCES
   Assets                      $1,268,536   $1,244,380   $1,148,435   $1,000,612   $886,116
   Investment securities          261,578      274,719      347,052      274,913    212,292
   Loans                          904,422      867,504      725,845      599,355    488,453
   Non-performing loans               650        4,912          860        1,793      1,899
   Deposits                       925,334      944,893      865,932      705,074    613,099
   Stockholders' equity           113,812      104,521       97,620       92,896     85,824

AVERAGE BALANCES
   Assets                       1,298,410    1,192,208    1,066,511      932,907    837,938
   Investment securities          270,484      313,015      301,718      246,823    213,361
   Loans                          918,992      785,164      645,875      531,033    482,013
   Deposits                       991,603      862,376      764,741      608,544    568,625
   Stockholders' equity           107,345      100,392       94,209       88,742     81,904

RESULTS OF OPERATIONS
   Net interest income             39,067       38,373       35,647       32,322     30,990
   Provision for loan losses        1,725        1,775        1,200          850        910
   Noninterest income              15,871       11,517       10,706        9,305      6,614
   Noninterest expense             24,678       18,645       16,968       14,694     11,220
   Income before taxes             28,535       29,470       28,185       26,083     25,474
   Net income                      19,407       20,075       18,614       17,283     16,376

PER COMMON SHARE (1)
   Net income                        1.11         1.14         1.06         0.98       0.92
   Dividends                        0.625        0.610        0.595        0.580      0.562
   Book value                        6.49         5.96         5.57         5.25       4.85
   Closing price                    17.78        17.81        16.77        15.67      13.77

RATIOS
   Return on average equity         18.08%       20.00%       19.76%       19.48%     19.99%
   Return on average assets          1.49%        1.68%        1.75%        1.85%      1.95%
   Efficiency ratio                 43.42%       36.22%       35.78%       34.78%     29.19%
   Net interest margin               3.38%        3.62%        3.71%        3.77%      3.97%
   Average equity as % of
      average assets                 8.27%        8.42%        8.83%        9.51%      9.77%
   Allowance for loan losses
      as % of loans                  0.94%        0.88%        0.90%        1.00%      0.92%
   Net charge-offs as % of
      average loans                  0.09%        0.09%        0.10%        0.05%      0.14%
   Non-performing loans as %
      of loans                       0.07%        0.57%        0.12%        0.30%      0.39%

(1) In July 2006, the Company's Board of Directors authorized a 5% common stock dividend. Per share numbers in this report have been adjusted for that stock dividend.

                    West Bancorporation, Inc. & Subsidiaries

CONSOLIDATED BALANCE SHEETS     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     DECEMBER 31
                                               -----------------------
                                                  2006         2005
                                               ----------   ----------
ASSETS
   Cash and due from banks                     $   35,063   $   39,424
   Federal funds sold and other
      short-term investments                          615        1,241
                                               ----------   ----------
         CASH AND CASH EQUIVALENTS                 35,678       40,665
   Securities available for sale                  256,731      270,334
   Federal Home Loan Bank stock, at cost            4,847        4,385
   Loans                                          904,422      867,504
      Allowance for loan losses                    (8,494)      (7,615)
                                               ----------   ----------
         LOANS, NET                               895,928      859,889
   Premises and equipment, net                      5,375        5,650
   Accrued interest receivable                      8,587        7,862
   Goodwill and other intangible assets            27,917       27,116
   Bank-owned life insurance                       22,956       22,099
   Other assets                                    10,517        6,380
                                               ----------   ----------
         TOTAL ASSETS                          $1,268,536   $1,244,380
                                               ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
   Deposits:
      Noninterest-bearing demand               $  203,964   $  207,493
      Interest-bearing demand                      57,605       48,630
      Savings                                     234,240      295,068
      Time, in excess of $100                     256,105      269,057
      Other time                                  173,420      124,645
                                               ----------   ----------
         TOTAL DEPOSITS                           925,334      944,893
   Federal funds purchased and securities
      sold under agreements to repurchase         109,346       84,748
   Other short-term borrowings                      1,929        4,732
   Long-term borrowings                           106,019       99,188
   Accrued expenses and other liabilities          12,096        6,298
                                               ----------   ----------
         TOTAL LIABILITIES                      1,154,724    1,139,859
                                               ----------   ----------
STOCKHOLDERS' EQUITY
   Common stock, no par value; authorized
      50,000,000 shares;
   17,536,682 and 17,536,935 shares
      issued and outstanding at December
      31, 2006 and 2005, respectively               3,000        3,000
   Additional paid-in capital                      32,000       32,000
   Retained earnings                               80,397       71,951
   Accumulated other comprehensive income
      (loss)                                       (1,585)      (2,430)
                                               ----------   ----------
         TOTAL STOCKHOLDERS' EQUITY               113,812      104,521
                                               ----------   ----------
         TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY                             $1,268,536   $1,244,380
                                               ==========   ==========

                    West Bancorporation, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                      2006      2005      2004
                                                                    -------   -------   -------
INTEREST INCOME:
   Loans                                                            $67,176   $50,361   $37,169
   Securities:
      U.S. Treasury, government agencies and corporations             6,046     6,903     6,409
      States and political subdivisions                               4,117     4,099     2,399
      Other                                                           1,494     1,700     2,674
   Federal funds sold and other short-term investments                  903       412       948
                                                                    -------   -------   -------
         TOTAL INTEREST INCOME                                       79,736    63,475    49,599
INTEREST EXPENSE:
   Demand deposits                                                      464       184        86
   Savings deposits                                                   7,448     5,298     3,596
   Time deposits                                                     23,557    10,459     3,760
   Federal funds purchased and securities sold under agreements
      to repurchase                                                   4,002     2,484       857
   Other short-term borrowings                                           46     1,683       444
   Long-term borrowings                                               5,152     4,994     5,209
                                                                    -------   -------   -------
         TOTAL INTEREST EXPENSE                                      40,669    25,102    13,952
                                                                    -------   -------   -------
         NET INTEREST INCOME                                         39,067    38,373    35,647

PROVISION FOR LOAN LOSSES                                             1,725     1,775     1,200
                                                                    -------   -------   -------
         NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         37,342    36,598    34,447
                                                                    -------   -------   -------
NONINTEREST INCOME:
   Service charges on deposit accounts                                4,821     4,660     4,968
   Trust services                                                       767       820       632
   Investment advisory fees                                           8,040     3,349     2,683
   Increase in cash value of bank-owned life insurance                  857       843       869
   Net realized gains (losses) from securities available for sale      (171)      291       199
   Other income                                                       1,557     1,554     1,355
                                                                    -------   -------   -------
         TOTAL NONINTEREST INCOME                                    15,871    11,517    10,706
                                                                    -------   -------   -------
NONINTEREST EXPENSE:
   Salaries and employee benefits                                    13,937    10,308     9,680
   Occupancy                                                          3,433     2,497     2,057
   Data processing                                                    1,920     1,428     1,361
   Other expenses                                                     5,388     4,412     3,870
                                                                    -------   -------   -------
         TOTAL NONINTEREST EXPENSE                                   24,678    18,645    16,968
                                                                    -------   -------   -------
         INCOME BEFORE INCOME TAXES                                  28,535    29,470    28,185
INCOME TAXES                                                          9,128     9,395     9,571
                                                                    -------   -------   -------
         NET INCOME                                                 $19,407   $20,075   $18,614
                                                                    =======   =======   =======
EARNINGS PER SHARE:
   Basic                                                            $  1.11   $  1.14   $  1.06
                                                                    =======   =======   =======

                    West Bancorporation, Inc. & Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY(1)

                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                      Accumulated
                                                                                                       Other
                                             Comprehensive                   Additional    Retained  Comprehensive
Years Ended December 31, 2006, 2005, & 2004      Income     Common Stock  Paid-in Capital  Earnings  Income (Loss)    Total
-------------------------------------------  -------------  ------------  ---------------  --------  -------------  --------
BALANCE, DECEMBER 31, 2003                                     $3,000         $32,000      $ 56,797     $ 1,099     $ 92,896
COMPREHENSIVE INCOME
   Net income                                   $18,614            --              --        18,614          --       18,614
   Other comprehensive loss,
      unrealized (losses) on securities,
      net of reclassification adjustment,
      net of tax                                 (1,044)           --              --            --      (1,044)      (1,044)
                                                -------
TOTAL COMPREHENSIVE INCOME                      $17,570
                                                =======
Cash dividends declared,
   $0.595 per share                                                --              --       (10,484)         --      (10,484)
Purchase of fractional shares resulting
   from stock dividend                                             --              --            (2)         --           (2)
Shares reacquired under the common
   stock repurchase plan                                           --              --        (2,360)         --       (2,360)
                                                               ------         -------      --------     -------     --------
BALANCE, DECEMBER 31, 2004                                      3,000          32,000        62,565          55       97,620
COMPREHENSIVE INCOME
   Net income                                   $20,075            --              --        20,075          --       20,075
   Other comprehensive loss,
      unrealized (losses) on securities,
      net of reclassification adjustment,
      net of tax                                 (2,485)           --              --            --      (2,485)      (2,485)
                                                -------
TOTAL COMPREHENSIVE INCOME                      $17,590
                                                =======
Cash dividends declared,
   $0.610 per share                                                --              --       (10,689)         --      (10,689)
                                                               ------         -------      --------     -------     --------
BALANCE, DECEMBER 31, 2005                                      3,000          32,000        71,951      (2,430)     104,521
COMPREHENSIVE INCOME
   Net income                                   $19,407            --              --        19,407          --       19,407
   Other comprehensive income,
      unrealized gains on securities,
      net of reclassification adjustment,
      net of tax                                    845            --              --            --         845          845
                                                -------
TOTAL COMPREHENSIVE INCOME                      $20,252
                                                =======
Cash dividends declared,
   $0.625 per share                                                --              --       (10,956)         --      (10,956)
Purchase of fractional shares resulting
   from stock dividend                                             --              --            (5)         --           (5)
                                                               ------         -------      --------     -------     --------
BALANCE, DECEMBER 31, 2006                                     $3,000         $32,000      $ 80,397     $(1,585)    $113,812
                                                               ======         =======      ========     =======     ========

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon written request to the Chief Financial Officer. The annual report will also be available on the Securities and Exchange Commission's Web site at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company's investor relations web page at www.westbankiowa.com.

                    West Bancorporation, Inc. & Subsidiaries

STOCK INFORMATION

West Bancorporation, Inc. common stock is traded on the NASDAQ Global Market and quotations are furnished by the NASDAQ System. There were 293 common stockholders of record on December 31, 2006, and an estimated 940 additional beneficial holders whose stock was held in street name by brokerage houses.

MARKET AND DIVIDEND INFORMATION (1)(2)

                  HIGH      LOW    DIVIDENDS
                 ------   ------   ---------
2006
   1st quarter   $18.95   $16.67     $0.152
   2nd quarter    19.98    15.24      0.152
   3rd quarter    18.10    15.61      0.160
   4th quarter    19.02    16.69      0.160

2005
   1st quarter   $18.33   $15.17     $0.152
   2nd quarter    18.18    14.61      0.152
   3rd quarter    19.07    16.43      0.152
   4th quarter    19.00    16.67      0.152

(1) In July 2006, the Company's Board of Directors authorized a 5% common stock dividend. Per share numbers in this report have been adjusted for that stock dividend.

(2) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by NASDAQ, do not include retail markup, markdown or commissions.

NASDAQ SYMBOL: WTBA   WALL STREET JOURNAL & OTHER NEWSPAPERS: WestBcp

Transfer Agent/Dividend Paying Agent       General Counsel      Independent Registered Public Accounting Firm
------------------------------------    ---------------------   ---------------------------------------------
Illinois Stock Transfer Company         Ahlers & Cooney, P.C.   McGladrey & Pullen, LLP
209 West Jackson Boulevard, Suite 903   100 Court Avenue        400 Locust Street
Chicago, Illinois 60606-6905            Suite 600               Suite 640
800-757-5755                            Des Moines, IA 50309    Des Moines, IA 50309
www.illinoisstocktransfer.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and subsidiaries as of December 31, 2006, and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows (not presented herein) for each of the three years in the period ended December 31, 2006 and in our report dated March 7, 2007, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Des Moines, Iowa                        /S/ McGladrey & Pullen, LLP
March 7, 2007

                          WEST BANK BOARD OF DIRECTORS

Frank W. Berlin
President, Frank W. Berlin & Associates

Joyce A. Chapman
Executive Vice President, West Bank - Retired

Steven G. Chapman
Chairman & CEO, ITAGroup Inc.

Michael A. Coppola
President, Coppola Enterprises, Inc.

Craig P. Damos
President & CEO, The Weitz Company

Douglas R. Gulling
Chief Financial Officer, West Bank

Kaye R. Lozier
Director of Development,
Greater Des Moines Community Foundation

Eugene T. Meyer
Commissioner of the Iowa Department of
Public Safety, State of Iowa (1)

David R. Milligan
Vice Chairman, West Bank - Retired

George D. Milligan
President, The Graham Group, Inc.

Robert G. Pulver
President & CEO,
All State Industries, Inc.

Thomas E. Stanberry
Chairman & CEO, West Bank

Jack G. Wahlig
President, Integrus Financial, L.C.

Thomas A. Carlstrom
Neurosurgeon

Connie Wimer
Publisher, Business Publications

Brad L. Winterbottom
President, West Bank

DIRECTORS EMERITUS

Orville Crowley
President, Linden Lane Farms

Harlan Hockenberg
Attorney, Coppola, McConville, Coppola,
Hockenberg & Scalise, P.C.

Paul Knapp
Vice President, Knapp Properties, Inc.

(1)  Resigned effective February 1, 2007

                 WB CAPITAL MANAGEMENT INC. BOARD OF DIRECTORS

Scott D. Eltjes
CEO

Douglas R. Gulling
Treasurer

Jeffrey D. Lorenzen
President & Chief Investment Officer

Thomas E. Stanberry
Chairman

Brad L. Winterbottom

                              AFFILIATE LOCATIONS

(WEST BANK LOGO)

DES MOINES MARKET

Main Bank
1601 22nd Street - West Des Moines

Grand
125 Grand Avenue - West Des Moines

Urbandale
3255 99th Street - Urbandale

North
3839 Merle Hay Road - Des Moines


City Center
809 6th Avenue - Des Moines

East
2440 East Euclid - Des Moines

South
SW 9th & Watrous - Des Moines

EASTERN IOWA MARKET

Downtown
229 S. Dubuque Street - Iowa City

East
1910 Lower Muscatine Road - Iowa City

Coralville
1150 5th Street - Coralville

                               (WB CAPITAL LOGO)

1415 28th Street
Suite 200
West Des Moines, IA 50266

118 Third Avenue
Suite 700
Cedar Rapids, IA 52401

Phone: 800.343.7084

                           (WEST BANCORPORATION LOGO)

1601 22nd Street
Suite 209
West Des Moines, IA 50266

Phone: 515.222.2300